UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. __)

MapInfo Corporation

(Name of Subject Company)

MapInfo Corporation

(Names of Person(s) Filing Statement)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

565105103

(CUSIP Number of Class of Securities)

MapInfo Corporation

One Global View

Troy, NY 12180

Attention: Jason Joseph, General Counsel

(518) 285-6000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MapInfo Corporation (“MapInfo”). On March 22, 2007, at the time the tender offer to purchase all outstanding shares of MapInfo commenced, Pitney Bowes Inc. (“Pitney Bowes”) filed a Tender Offer Statement on Schedule TO and related tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”), and MapInfo filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, with respect to the offer to purchase. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents), the Tender Offer Statement and the Solicitation/Recommendation Statement, each as may be amended from time to time, contain important information about MapInfo, the tender offer and related matters. Stockholders of MapInfo are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Tender Offer Statement and the Solicitation/Recommendation Statement, are available to all stockholders of MapInfo at no expense to them, and are available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/ or from Pitney Bowes.

Cautionary Note Regarding Forward-Looking Statements

Statements in this filing regarding the proposed transaction between Pitney Bowes and MapInfo, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Pitney Bowes or MapInfo management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or event to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Pitney Bowes to successfully integrate MapInfo’s operations and employees; the ability to realize anticipated synergies and cost savings; and other factors describe in Pitney Bowes’s Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo’s Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC. Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.

*****

The following is an email to all employees of MapInfo from Michael Hickey, Chief Operating Officer of MapInfo.

As previously stated, an updated FAQ regarding the Pitney Bowes acquisition of MapInfo will be distributed periodically to address associate questions. Please click on the link provided —> Link to view the updated FAQ. All new questions and answers that have been added since the original version was distributed to associates on March 15 (the day of the announcement) are in blue text so that they can be easily identified. The communications team is continuing to work with Pitney Bowes to obtain answers to other questions that have been submitted. If you do not see an answer to a question you have previously submitted, please be patient as we will continue to update the FAQ as more information becomes available. You will be notified via email each time the FAQ is updated and re-posted.

In this FAQ revision, we have included information on the following areas:

•	Other suitors

•	Hiring people

•	Board of Directors

•	Engineering relation to acquisition

•	Handling customer opportunities

•	More information about Pitney Bowes’ business and office locations

•	Status of GDC employment agreements

•	Status of visas and permanent residency applications

•	Stock option taxes, stock above purchase price, and lost stock certificates

•	Timing of benefit changes, including time-off policies, retaining seniority and health care costs

•	Impact on 401k accounts and 401k loans

•	Non-compete agreements

•	Condition of contracts

•	Pitney Bowes ESPP

Please note, for those of you not in the corporate office, it may take up to 1 hour for the posting and link provided to replicate to servers worldwide, so please check back if the link does not immediately work upon receipt of this email. In addition, for our associates in the London office who do not yet have access to Lotus Notes and cannot therefore access the link provided, you will receive a second email with the updated FAQ directly attached.

As noted previously, any questions should be directed to PBquestions@mapinfo.com.

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

Question

Strategic

Why is MapInfo selling now?

As a public company, there is always a possibility of a sale, and the Board of Directors continually evaluates strategic alternatives, which include selling the company. The company was officially approached by several organizations and the board decided to commence a disciplined process to determine the extent of the interest. That process led to this merger agreement.

Why is this of benefit to both companies?

Management of both companies is excited about the future prospects of the combined organizations. For MapInfo, we see the opportunity to not only continue our vision and strategy, but also to be able to accelerate its implementation within the Pitney Bowes footprint.

Why does this acquisition make sense? Why MapInfo?

MapInfo is an industry leader in location intelligence software. The acquisition of this business is consistent with Pitney Bowes growth strategy to expand into adjacent spaces, especially in the area of software. MapInfo’s capability to provide location based software, data and services complements and expands upon the geocoding capability of Group1 Software and gives Pitney Bowes a greater international presence. The acquisition also provides Pitney Bowes with cross-selling opportunities to sell MapInfo’s products into Pitney Bowes’ enterprise accounts and vice versa.

What impact do you expect the acquisition to have on existing MapInfo and Pitney Bowes offerings?

The MapInfo offering complements and expands Pitney Bowes current offerings for location intelligence. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together to develop integration plans. Once complete, we will be able to offer more clarity on a future combined offering roadmap.

Where can I find out more about Pitney Bowes, their office locations and their offerings? To read more about Pitney Bowes, you can visit their website at www.pb.com.

What will be the message to MapInfo customers and partners who have purchased MapInfo products? Will they be supported?

Both MapInfo and Pitney Bowes have a reputation for standing behind their products and services, and we expect this to continue post-acquisition, therefore, our current offerings will continue to be supported. Your MapInfo contacts – including your Sales Representatives, Client Managers, and Service Managers—will all remain the same.

How will this acquisition impact MapInfo’s Strategic Alliances?

Some agreements may be affected and the appropriate individuals within MapInfo will work to identify the impact and determine appropriate steps for resolution.

Transaction/Financial

What is the sale price?

Pitney Bowes has entered into a merger agreement to acquire MapInfo for approximately $408 million in cash, net of expected cash on MapInfo’s balance sheet at the time of closing. In approximately seven business days, Pitney Bowes will commence a tender offer at a value of $20.25 per share for the outstanding common shares of MapInfo.

MapInfo Corporation

Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

Is this considered an acquisition? Though this deal is actually classified as a merger, Pitney Bowes is a $5.7 billion company, and as such, this is an acquisition of MapInfo.

What are Pitney Bowes acquisition criteria going forward?

We believe that MapInfo’s growth plans align well with Pitney Bowes strategic direction. Pitney Bowes acquisition criteria are similar to MapInfo’s, which are: based on strategic fit, organizational and cultural alignment, and financial attractiveness.

What regulatory approvals are required? Do you expect any regulatory issues?

Both companies will have to obtain antitrust approval from the Federal Trade Commission and/or the Department of Justice under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Pitney Bowes cannot acquire MapInfo stock pursuant to its tender offer until the applicable waiting period under that legislation has expired or been terminated. We don’t anticipate any regulatory issues.

What happens next?

Our Board has agreed to sell the company to Pitney Bowes, but the merger won’t be complete (and therefore Pitney Bowes will not acquire MapInfo) until a few things occur. The first of those items is filings by both MapInfo and Pitney Bowes with the U.S. Department of Justice and the Federal Trade Commission and any required foreign regulatory agencies. All proposed acquisitions such as this one over $59.8 million are subject to such filing requirements. The second item is shareholder approval of the merger. This transaction is being structured to include a tender offer, which means that Pitney Bowes will make an offer directly to our shareholders to purchase their shares for $20.25 per share. We will not know until after the tender offer is completed whether a shareholder meeting will be required to approve the merger. In any event, we would expect the merger to be completed during the second quarter of 2007.

Who were the other suitors?

The Special Committee of the board of directors authorized Jefferies Broadview, the company’s investment banking advisor, to contact 32 parties, including Pitney Bowes in December 2006. Of the 32 parties contacted, 18 were strategic parties and 14 were private equity parties, including four private equity parties who had previously contacted MapInfo. MapInfo negotiated and entered into confidentiality agreements with 16 of the 32 parties, including Pitney Bowes and each of the four originally interested private equity parties. Of the 16 parties that signed confidentiality agreements, 12 parties (ten private equity parties and two strategic parties, including Pitney Bowes) met with MapInfo’s management and representatives from Jefferies Broadview and received a detailed presentation of MapInfo’s business. In early February, an additional strategic party that had not been part of the original 32 parties met with MapInfo’s management and representatives from Jefferies Broadview.

Of the 13 parties with whom management met, 8 submitted initial bids, and 7 were allowed access to an electronic data room during the month of February in order to perform due diligence. Six of these parties met with MapInfo’s management for due diligence meetings and teleconferences. These six parties submitted five final bids (two of the private equity parties partnered to submit a bid) for MapInfo.

Due to the confidentiality agreements, we cannot disclose the names of the other suitors.

Customers

MapInfo Corporation

Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

How will this acquisition benefit customers? OEMs? Partners?

With the combined offerings, reach and new global footprint this new merger will provide customers and partners of both organizations the opportunity to further enhance their business endeavors.

Is there significant customer overlap between MapInfo and Pitney Bowes?

In some of your vertical markets, such as telecommunications, public sector, banking and insurance, there is a strong opportunity to leverage common customers. Given the complementary nature of our products, we believe this is a great opportunity to accelerate the growth of both businesses.

Existing and Combined Operations

Has an integration plan been developed? Why are so few details known at this time?

The companies must operate independently until after the transaction has closed, but thereafter cross-functional teams from both organizations will be working together to develop integration plans. Until that time, many details of the integration will not be decided. Once details are available, the integration team will share these plans with associates.

How does this deal help MapInfo compete?

Upon closing, MapInfo will be able to draw upon the support and resources of a much larger global organization as it implements its vision and strategy around location intelligence.

What will the company’s name be?

After the merger is completed, the company will be named Pitney Bowes MapInfo, to leverage the strength of both brands. It is anticipated that MapInfo will operate as a wholly owned subsidiary of Pitney Bowes within its software segment. As future branding decisions are made as part of detailed integration planning, information will be shared with associates as to the future usage of the MapInfo brand.

Will MapInfo still trade under the name ‘MapInfo’? Upon closing, MapInfo will no longer be traded as a public entity.

Are we likely to have the opportunity to hire where we are strapped for people?

Unless and until the merger is completed, you should conduct business as usual, which includes hiring for open job requisitions using our existing approval and hiring processes. If you have any questions about this, please speak to your manager.

What will happen to the board of directors?

Pursuant to the merger agreement with Pitney Bowes, the members of our board of directors will resign effective as of the closing of the merger. Pitney Bowes, as the sole shareholder of the company, will then appoint new directors to the board.

MapInfo Corporation

Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

Is the MapInfo Engineering reorganization related in any way to this acquisition?

No. It was completely unrelated. The Engineering reorganization was the sole decision of Jim Scott, and was driven primarily by various Engineering associate data points (such as culture survey data, Great Places to Work data, and internal Engineering metrics data) that were collected and analyzed during an extensive review of the Engineering organization.

During the period preceding closing, how do we handle customer opportunities in which we compete with Group 1, specifically, or Pitney Bowes more generally? Can we partner with Group 1?

Prior to closing, you should take a “business as usual” approach to customer opportunities, including those in which we compete with Pitney Bowes or its Group 1 division. To the extent that an arm’s length partnership within a particular deal is feasible, it is possible to partner with Group 1; but you should consult with senior sales management and with our General Counsel prior to pursuing such a partnership.

Pitney Bowes

Who is Pitney Bowes?

Pitney Bowes is a $5.7 billion dollar Fortune 500 company. Pitney Bowes provides the world’s most comprehensive suite of software, hardware and services to help companies and governments of all sizes to improve the flow of communication to other companies and consumers. The company divides its business into two main categories:

•     Global Mailstream Solutions contains both US and International mailing divisions, as well as production mail and software.
These divisions offer mail products, supplies and services as well as enhanced software solutions, data quality and geographic software solutions to clients worldwide. This branch of Pitney Bowes generated nearly $4 billion in revenue in
FY 2005.

•     Global Business Services contains three divisions — Mail Services, Management Services and Marketing Services. These
offerings help customers streamline incoming and outgoing mail processing, solve document management and processing issues, and help companies reach targeted and hard-to-find customers with promotional mail and marketing collateral.
Global Business Services generated approximately $1.5 billion in revenue in FY 2005.

More information on the structure of the business is available at

http://www.investorrelations.pitneybowes.com/phoenix.zhtml?c=83377&p=irol-presentations.

MapInfo Corporation

Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

1901     Arthur Pitney patents his first “postage stamp device”
1908     Walter Bowes incorporates Universal Stamping Machine Company
1910     Pitney incorporates the American Postage Meter Company
1920     The aforementioned companies merge and become known as the Pitney-Bowes Postage Meter Company
1920     The U.S. Post Office Department approves the Pitney-Bowes postage meter
1938     Walter H. Wheeler, Jr. named President and Chairman of the Board. Wheeler would lead the company for the next three decades
1940     Pitney-Bowes has over 1,200 employees and generates net income of $4 million
1949     Pitney-Bowes introduces a desk model mass-market postage meter
1950     Pitney-Bowes is listed on the New York Stock Exchange
1957     The first automatic mail-sorting machine is introduced
1962     Pitney-Bowes makes the FORTUNE 500
1964     John Nicklis succeeds Walter Wheeler as CEO
1973     Fred Allen succeeds John Nicklis as CEO
1976     The Pitney-Bowes Credit Corporation is formed
1979     Pitney-Bowes revenue surpasses $1 billion
1983     George Harvey becomes the fourth CEO of Pitney-Bowes
1985     Pitney-Bowes revenue surpasses $2 billion
1990     Pitney-Bowes revenue surpasses $3 billion
1994     Pitney-Bowes receives the Catalyst Award, honoring their commitment to diversity in the workplace
1995     Pitney-Bowes receives the Spirit of America Award for excellence in corporate and community involvement
1997     Michael Critelli succeeds George Harvey as CEO
2004     Pitney-Bowes acquires Group 1 Software
2005     Pitney-Bowes ranked Number One among the Top 50 Companies for Diversity by DiversityInc.
2005     Revenue surpasses $5 billion
2007     Pitney-Bowes agrees to acquire MapInfo
2007     Effective May 14, Murray Martin will become the sixth CEO of Pitney-Bowes

For more information, please visit http://www.pitneyworks.com/timeline/index.html.

Where does Pitney Bowes have offices?

Pitney Bowes has offices worldwide including: the Americas (Argentina, Bahamas, Brazil, Canada, Chile, Jamaica, Latin America/Carib., Mexico, Puerto Rico, Trinidad, USA, Venezuela); Africa (Cameroon, Egypt, Ghana, Ivory Coast, Kenya, Mauritius, Morocco, Nigeria, South Africa, Tanzania, Tunisia, Zambia); Asia Pacific (Australia, Bangladesh, Brunei, China, Guam, Hong Kong, India, Indonesia, Japan, Malaysia, Nepal, New Zealand, Pakistan, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, Vietnam); Europe (Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Lithuania, Luxembourg, Morocco, Netherlands, Norway, Poland, Portugal, Russia, Slovakia, Spain, Sweden, Switzerland, The Netherlands, Turkey, United Kingdom); and the Middle East (Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, United Arab Emirates, Yemen). For more information, visit http://www.pb.com/cgi-bin/pb.dll/jsp/ContactHome.do.

Employee Questions

Why is this good for me as an employee?

Pitney Bowes is growing the software segment of their business. As such, our location intelligence strategy is key to that initiative and we expect this to result in greater opportunity for the business and our associates.

MapInfo Corporation

Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

What’s going to happen to me?

1. Is my job at risk?

2. Who will I report to?

3. Will my office location change? Will I be asked to re-locate?

4. What changes can I expect to see in my functional area as a result of this acquisition?

5. Will my title change?

6. Will my email address change?

Pitney Bowes values the contributions of our associates and has initially indicated the desire to retain substantially all MapInfo associates. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As soon as we are able, we will share these plans with associates.

Who will run MapInfo day-to-day?

There are no plans to change MapInfo leadership. Mark Cattini will continue as President of MapInfo reporting into Leslie Abi-Karam, Executive Vice President and President Document Messaging Technologies.

What is expected of me?

1. Will my job responsibilities change?

2. Should I continue working on my existing projects?

3. How will performance expectations be set and measured for me going forward?

Until further notice, we will conduct business as usual. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As soon as we are able, we will share these plans with associates.

How will this impact the terms of my employment?

1.      How does this affect my direct and variable compensation?

Although we anticipate that the compensation plans of most associates will remain unchanged, some variable plans may be reset following the closing. For example, compensation plans that include an EPS component will need to be reset. MapInfo Q2 compensation plans will not be impacted. (Note – Pitney Bowes fiscal year corresponds to the calendar year.)

2.      How does this affect full & part-time benefits, including time off and retirement plans?

In the future, it is expected that MapInfo will roll under the Pitney Bowes benefit program. Pitney Bowes and MapInfo HR will work closely to assess plan differences by region (+, -, or =) and determine an appropriate integration plan. Based on our initial review, the overall benefit package is very good.

It is anticipated that any benefit changes as a result of the integration plan will be effective January 1, 2008, and will be communicated to employees in advance.

a.      Will our time-off policy change? Pitney Bowes and MapInfo HR will work closely to assess the time-off policies and determine an appropriate integration plan. It is anticipated that current time-off plans will remain the same until January 1, 2008. Any policy changes will be communicated to employees well in advance.

b.      Will we retain our seniority for benefits purposes? Pitney Bowes will retain MapInfo employees’ current seniority dates.

c.      To what extent will health care costs change for associates? It is anticipated that any benefit changes, including employee costs, as a result of the integration will be effective January 1, 2008. Any changes to the health care plan, including associated costs, will be communicated to employees in advance.

3.      Will this affect my annual merit increase date?

At this point, all merit increase dates remain unchanged. If there is a change in the future, associates will be notified accordingly.

4.      How can I find out more information about Pitney Bowes and their benefit programs? HR is preparing a document comparing the benefits of both companies. This document will be shared with associates as soon as it is completed and agreed to with Pitney Bowes.

5.      How does this affect my 401(k)? This question only applies to U.S. associates. MapInfo’s 401(k) plan will continue until integration of payroll processes occurs. We anticipate that participation in the Pitney Bowes 401(k) plan will begin on January 1, 2008.

a.      What happens to vesting of MapInfo’s company match? If Pitney Bowes maintains MapInfo’s existing plan, the vesting of the company match would continue according to the vesting schedule established in the plan. If Pitney Bowes decides to terminate the MapInfo 401(k) in favor of its own 401(k) plan, any unvested portion of MapInfo’s company match would automatically vest. Pitney Bowes’s 401(k) plan also has a company match which vests after three years of service. (Remember: your service with MapInfo will count toward service with Pitney Bowes.)

MapInfo Corporation Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

b.      Do I need to pay off a loan against my 401(k) if the plan closes? We anticipate that employees with 401(k) loans will continue to pay the loan according to the original terms of the loan, regardless of whether new contributions to a
401(k) plan are made to the MapInfo 401(k) or the Pitney Bowes 401(k).

6.      Will current non-compete agreements remain in effect or will they change? All non-compete agreements that have previously been signed will remain in full force and effect following the closing of the merger. It is possible that Pitney
Bowes will ask associates to sign a new form of non-compete agreement after closing.

7.      As a subsidiary company, will MapInfo associates be required to accept new conditions of contract? This question only applies to non-U.S. associates. No associates will be required to move into new conditions of contract, but it is possible that Pitney Bowes will request that associates move to new terms. We do not know Pitney Bowes’s current conditions of contract for its operating units outside of the U.S.

8.      What training programs does Pitney Bowes offer? Pitney Bowes offers several training programs, information on which will be shared following closing.

9.      What will happen to my visa and/or permanent residency status or application? MapInfo will remain a wholly-owned subsidiary of Pitney Bowes. Therefore, no changes are required for pending or current visa or permanent residency applications.

How does this affect stock options? All outstanding options will automatically vest immediately before the merger.

1.      Will I get paid for both my vested and unvested stock options? Yes, each vested and unvested option will be exchanged for cash in an amount equal to the difference between $20.25 and the exercise price of the option. For example, if you have 100 options at an exercise price of $10.00 per share, you will receive $1,025 (100 x ($20.25-$10.00)), less applicable withholding taxes.

2.      Since our vesting after the first year is monthly, what will be the date this is effective? As stated above, all unvested options will vest immediately before the merger.

3.      I have a lot of stock options that I have never exercised. I don’t want all the income in one year. Is there anything I can do to avoid that? You should consult with your own tax advisor to address your specific needs, but generally speaking for income tax purposes, you will be treated as if you received all of the income from your stock options at the time Pitney Bowes provides payment for your options (within 5 business days following the closing of the merger). Withholding taxes applicable to your geography, if any, will be withheld on the gain between your option price and the $20.25 tender offer price and paid on your behalf. The balance will be paid directly to you. Plan rules do not allow this income to be rolled into your 401k.

4.      How and when will I get paid for my stock options? You will soon receive a letter from the company providing instructions on how to obtain payment for your options. Payment will be made within 5 business days after the closing of the merger.

5.      Will the money come through E*Trade? The instructions you receive will explain how to obtain payment.

6.      Will I be able to keep my E*Trade account after my options and ESPP shares are paid out? All E*Trade accounts will remain active until closing of the deal. Following the closing, additional information will be provided to you regarding your E*Trade account.

7.      What happens to stock options with exercise prices above $20.25 that were issued several years ago? Options with exercise prices above $20.25 will not be exchanged and will be cancelled. You will not incur a net loss associated with the cancellation of options priced above the tender offer price.

8.      I lost a stock certificate that was issued several years ago. How do I get it replaced? It is not necessary to replace your lost stock certificate unless you choose to do so. As a registered shareholder, you will receive specific instructions in the mail as to what to do with existing stock certificates. Following that, you will receive an additional mailing which will include instructions on how to tender shares for which you have no certificate. There will be a charge for this service from the exchange agent. If you do wish to replace your stock certificate immediately through our stock transfer agent, please call Sally Rice at extension 7122 for instructions on how to do so.

MapInfo Corporation Proprietary and Confidential

MapInfo & Pitney Bowes ANNOUNCEMENT Q&A

(For Internal Use Only)

How does this affect ESPP? The ESPP will be terminated prior to the closing of the merger, and the current offering period (which began March 1, 2007) will be deemed closed as of date determined by our Board of Directors, such date not to be less than 10 days prior to the closing of the merger. When the offering period is closed, any amounts you have contributed in the offering period will be used to purchase shares of our common stock at a price equal to 85% of the price of our stock on either March 1, 2007 or the last day of the shortened offering period, whichever is lower. 85% of the closing price of our stock on March 1, 2007 is $11.59 per share.

1.      I still have stock certificates at home from ESPP purchases. What should I do with them? All stockholders will receive specific instructions in the mail as to what to do with any existing stock certificates if they choose to accept the tender offer for 20.25 per share.

2.      All my ESPP shares are at E*Trade. Will the money to purchase those shares go into my E*Trade account? If you accept the tender offer, the instructions you receive will allow you to designate where to send your proceeds.

3.      Who can I go to if I have questions about my MapInfo stock or options? You can contact either Sally Rice (x7122) or
Jason Joseph (x6508).

Will I be able to get stock in Pitney Bowes?

This is a cash transaction so there will not be Pitney Bowes stock as part of the transaction. Some positions will be eligible for the Pitney Bowes long term stock option plan. Pitney Bowes offers an employee stock purchase plan which provides employees with a 15% discount at the end of the plan period (June 30). Eligibility for MapInfo employees is being reviewed and will be determined shortly after closing.

Daily Operations

1. What do we do about open and pending requisitions?

2. What do we do about offers that have been extended?

3. How will expenses be processed?

4. How will travel plans and expenses be approved?

5. What do we do about open purchase orders and any purchase orders we need to create?

Until further notice, we will conduct business as usual. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As soon as we are able, we will share these plans with associates.

These transition times can be stressful. Is there any support available for stress management? Until further notice, MapInfo will continue to offer the EAP programs where currently available.

How do I address any further questions?

Raise any job specific questions to your direct manager. General questions related to the acquisition can be emailed to pbquestions@mapinfo.com and we will work with Pitney Bowes staff to get answers.

What is the ongoing communication plan?

1. When can I expect to hear more about changes?

2. How will changes be communicated?

The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As additional information becomes available, it will be communicated to associates by their management or through the on-line integration FAQ database.

Will MapInfo’s organizational structure change? If yes, how quickly?

At this time, MapInfo’s current organizational structure will remain in effect; however, the structure will be reviewed as part of the integration planning exercises that will commence after closing.

MapInfo Corporation Proprietary and Confidential